NEWS RELEASE

February 9, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 14,645,935
Including 950,000 escrow shares

The Company is pleased to announce that it has negotiated a non-brokered private placement of 122,000 units and a potential placement of an additional 1,500,000 units at a price of $0.82 per unit. Each unit is comprised of one (1) common share and one (1) share purchase warrant. Each warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.03 per share. The Company anticipates that the proposed financing will be completed in two tranches. The first tranche of 122,000 units is expected to close immediately upon receipt of regulatory approval. Closing of the second tranche of 1,500,000 units is subject to, among other things, the placees’ satisfactory due diligence, which is expected be completed within thirty days.

The private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.